SolarMax Technology, Inc.

 1080 12th Street

 Riverside, California 92507

July 18, 2022

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Ronald (Ron) Alper

Re:	SolarMax Technology, Inc.
Draft Registration Statement on Form S-1
Submitted May 16, 2022
CIK No. 0001519472

Ladies and Gentlemen:

This letter is in response to the letter dated June 9, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to SolarMax Technology, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form S-1 Submitted May 16, 2022

General

1. Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to some of your officers and directors being located outside the United States, including China. Please disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, and cost and time constraints. Also, please revise your risk factor on page 49, consistent with the separate section.

Response: We have added a section, “Enforceability of Civil Liabilities” to discuss the enforcement risks related to civil liabilities with respect to three directors, two of whom are located in China and one of whom is located in Taiwan. We revised the risk factor consistent with this section and included other references to this section where applicable.

2. Please update the disclosure throughout the prospectus as of the most recent practicable date. For instance, we note the disclosure on pages 31 and 97 that your contractor license expires on December 31, 2021, the disclosure on page 52 that your qualification certificate expires March 4, 2021, and the disclosure on page 96 regarding liquidated damages if you don't complete a public offering by May 12, 2017. Please also update generally to reflect the changes since the prior registration statement was filed. For instance, we note the disclosure on page 57 that Ching Liu is your executive vice president, chief strategy officer and treasurer; however, the management section no longer reflects her as an executive officer. Similarly, we note the disclosure on page 74 that "We expect that the China segment will continue to generate both higher revenue and a lower gross margin than the United States segment in the future, resulting in the China segment continuing to have a negative impact on our consolidated gross margin." However, we note the first risk factor on page 16 regarding the inability to develop new business in China and the disclosure on page 94 that regarding the China segment you do not have any agreements or understandings and cannot give any assurance that you will be able to develop any significant revenue, if any, from this type of project.

Response: The prospectus has been updated to include financial statements for the quarter ended March 31, 2022 and the narrative has been updated to the most current applicable date.

Division of Corporation Finance

July 18, 2022

Permission required to obtain from Chinese authorities to operate and issuer securities to foreign investors, page 9

3. Please disclose how you determined that you are not required to obtain any permissions or approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. To the extent you are relying upon the opinion of counsel, please identify counsel in the disclosure and file their consent as an exhibit. Please also reconcile the disclosure in this section regarding the lack of permissions and approvals from Chinese authorities to operate your business with disclosure elsewhere, including the risk factors section, regarding licenses required to operate in China.

Response: We are relying on our PRC counsel, AllBright Law Offices, for our statements that we are not required to obtain any permissions or approvals from Chinese authorities to operate our business and to offer the securities being registered to foreign investors. We have identified our PRC counsel in the prospectus, and we have revised the disclosure in the prospectus, including in the Risk Factors section, with respect to the lack of permission and approvals from Chinese authorities.

Use of Proceeds, page 62

4. We note that the proceeds may be used for working capital and other corporate purposes, including payment of short term debt. Please clarify the amount allocated to the repayment of debt and to the extent the proceeds may not be sufficient to repay all the debt, please clearly disclose the amount allocated to each debt, for instance the partnership loans. For each debt to be discharged, please set forth the interest rate and maturity of such indebtedness. See Instruction 4 to Item 504 of Regulation S-K.

Response: The Use of Proceeds section has been revised to specifically itemize the debt which is due or expected to be due at or about the anticipated closing of the offering. These items include the $1,275,000 due to our chief executive officer, our former chief operating officer and one other employee in connection with our purchase of a portion of their stock in 2019, and approximately $0.6 million of deferred compensation due to our former executive vice president pursuant to her severance agreement. We intend to pay the other debt items and deferred compensation from working capital, and those items not reflected in the Use of Proceeds section and are described in Management’s Discussion and Analysis of Financial Condition and Results of Operations. As discussed in that section, in the event that we do not have sufficient funds from operation to pay these obligations when due, a portion of the proceeds may be used for such purposes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

5. We note your disclosure that as a result of the termination of the merger agreement with Alberton, you do not anticipate that you will be able to collect any of the loans that were granted to Alberton and Alberton's sponsor, and that you anticipate recognizing an impairment in the full amount of these loans in the first quarter of 2022. We further note your disclosure on page F-64 that because the merger has been terminated, you will provide for a reserve for the loans to Alberton's sponsor and to Alberton for approximately $2.3 million and will expense approximately $1.0 million in capitalized costs related to the merger in the second quarter of 2022. Please clarify the inconsistency between both disclosures.

Response: Both the discussion in Management’s Discussion and Analysis and the Subsequent Event footnote to the March 31, 2022 financial statements reflect that, during the second quarter of 2022 we will (i) incur an impairment charge for the $2.3 million loans to Alberton and the Alberton sponsor and (ii) expense $1.0 million of capitalized merger costs which we incurred.

Liquidity and Capital Resources, page 78

6. We note your disclosure on page 84 that you believe that the anticipated cash available at the effective time of the offering, together with cash generated by your operations and available credit facilities should enable you to meet your cash requirements for at least the twelve months from the effective time of the offering. Please address the following:

•	We note your history of negative cash flows from operating activities. Please tell us and revise your filing to clarify, if applicable, that you may continue to have negative cash flows from operating activities for the twelve months from the effective time of the offering.

•	With regards to your disclosure of available credit facilities, we are unable to locate your disclosure of such facilities in your filing. Please revise or advise.

•	To the extent you are primarily relying on the proceeds from this offering to meet your liquidity needs, please clearly disclose this fact or advise.

Division of Corporation Finance

July 18, 2022

Response: We disclose in both the Risk Factors and Management’s Discussion and Analysis that we have incurred negative cash flow from operations for the three months ended March 31, 2022 and the years ended December 31, 2021 and 2020, and that we may continue to have negative cash flows from operations for at least the twelve months following this offering. We added a risk factor under “Risk Factors – Risks Related to Our Business -- We are generating negative cash flow from operations and, if we don’t generate positive cash flow from operations, we may need to rely on the proceeds of this offering to meet our liquidity needs.” We include disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” that we do not have available credit facilities and that, if we cannot generate positive cash flow from operations and we are not able to enter into any agreement with respect to an alternative source of financing, we will need to use the proceeds of this offering to meet our liquidity needs.

Business, page 93

7. Please revise the disclosure on page 97 to clarify the contingent liability relating to the debt settlement agreement.

Response: We have revised the disclosure relating to the contingent liability to clarify that the contingent liability relates to a potential payment obligation which was incurred by ZHPV prior to our acquisition of ZHPV. It is possible that ZHPV may never have any potential payment obligation. If ZHPV becomes liable for the potential payment obligation, ZHPV will have a claim against Uonome Group for the contingent receivable equal to the contingent payment obligation. If we never become liable for the potential payment, we will never collect on the contingent receivable.

Management, page 126

8. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e)(1) of Regulation S-K.

Response: We have expanded the bio of each director to discuss his or her qualifications for serving as a director.

Summary Compensation Table, page 128

9. We note the disclosure on page 129 that you have a 2017 employment agreement with Mr. Brown that provides for an annual salary of $350,000. We note the summary compensation table for 2020 reflects a salary of $308,437. Please reconcile or advise.

Response: The footnote disclosure in the Summary Compensation Table reflects that Mr. Brown took a salary reduction in 2020 in connection with a company-wide salary reduction.

Director Compensation, page 131

10. Please include all of your non-management directors in the directors' compensation table. See Item 401(r)(2)(i) of Regulation S-K.

Response: The Director Compensation table has been revised to include all director who served as director during 2021.

Articles of Incorporation and Bylaw Provisions, page 137

11. We note the disclosure on page 137 that "Our bylaws also provide that any person who acquires equity in us shall be deemed to have notice and consented to the forum selection provision of our bylaws, which require actions to be brought only in state count in Clark County, Nevada." Please reconcile with the bylaws filed as Exhibit 3.2, which designate a state or federal court located in the City and County of Riverside, California as the exclusive forum. We also note the disclosure indicates that the forum selection provision in the company’s bylaws does not apply to claims brought under the Securities Act or the Securities Exchange Act. Please revise the bylaws consistent with the disclosure or advise.

Division of Corporation Finance

July 18, 2022

Response: The by-laws are revised to provide for actions to be brought in Clark County, Nevada, and to make the provision consistent with the disclosure in the registration statement.

If you have any questions, please do not hesitate to call our counsel, Asher S. Levitsky PC of Ellenoff Grossman & Schole LLP at (917) 930-0991.

Very truly yours

/s/ David Hsu
David Hsu, Chief Executive Officer

cc: Asher S. Levitsky PC